Exhibit 99.5
TRANSLATED FROM THE FRENCH

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,891,118.67 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)
379 001 530 R.C.S. LYON

BOARD REPORT TO BE SUBMITTED TO THE EXTRAORDINARY
SHAREHOLDERS’ MEETINGS
TO BE HELD ON JUNE 12th, 2006

Ladies and Gentlemen,
We have called you in an Extraordinary General Sharehoders’ Meeting in order to submit to your approval the proposed issuances of a total number of 150,000 warrants (BSA) reserved to certain Board members of the Company and to authorize the Board of Directors to proceed with an increase of share capital by issuing shares whose subscription is reserved to the Company’s employees members of a corporate saving plan (plan d’épargne d’entreprise).
Warrants which may be purchased by Members of the Board of Directors; Proposed issuances of 150,000 warrants (BSA) reserved to certain Board members of the Company and would be Board members of the Company (eleventh resolution).
During the course of the current Shareholders’ Meeting, we have proposed the renewal of the appointment of the six Board members, being Messrs. Elie Vannier (President), Cornelis Boonstra, Frédéric Lemoine, John L. Volgestein, Stephen H. Willard and Lodewijk J.R. Dr Vink.
The Company’s management believes that equity compensation is the best way to align the interests of directors and shareholders, as well as to retain and attract key persons. Therefore, in connection with their contribution to the management of the Company, the Company proposes that you decide upon the issuance of up to 150,000 warrants (BSA) in the form used to compensate previous boards of directors.
In order to provide us with greater flexibility, we propose that you authorize the Board to make use of such authorization during an eighteen-month period and to delegate to the board the power to determine the beneficiaries of these warrants (BSA), as well as the subscription price of these warrants (BSA) to be determined pursuant to their fair value.
This decision to issue warrants (BSA), if you decide to adopt it, requires the cancellation of the preferential subscription rights of the shareholders in respect of the subscription of these warrants (BSA), for the benefit of their beneficiaries.

We inform you therefore that you will have to cancel the preferential right of subscription attributed to the shareholders by article L. 225-132 paragraph 6 of the Commercial Code and to reserve the subscription of these 150,000 warrants (BSA) to the beneficiaries determined by the Board amongst the class of persons consisting of the Directors of the Company who are not officer and/or employee of the Company (but including the Chairman) as stated in the resolution submitted to your approval.
We propose that you decide to authorize the Board to issue 150,000 warrants (BSA) for a subscription price to be paid up in cash and determined by the Board based on the evaluation of an independent expert. Such evaluation shall be the fair value of the warrants (BSA) which will be in part a function of the subscription price of the shares to be determined by the Board, in accordance with the provisions set forth in the paragraph below.
We propose that you decide that each warrant (BSA) will give its holder, subject to the terms and conditions set forth hereafter and in the Board’s decision to issue the warrants (BSA), the right to subscribe to one share of the Company for a subscription price which shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the day preceding the decision of the Board to issue such warrants (BSA), provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision.
We propose that you decide that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within five years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise. If its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the warrant (BSA) and the attached right to subscribe will lapse automatically.
We propose that you decide that, as of, at the issuance date of the warrants (BSA), the Company will be entitled to:
•	conduct any change in its corporate organization,

•	conduct any change in its corporate purpose,

•	change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants holders pursuant to Article L. 228-99 of the Commercial Code,

•	issue preferred shares subject to the Company taking all the necessary measures to protect the warrants holders pursuant to Article L. 228-99 of the Commercial Code;
We propose that you decide that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants’ holders pursuant to the provisions of Article L. 228-99 of the Commercial Code.
We propose that you decide that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised, before the date when the capital decrease has become final.

We propose that you acknowledge that, pursuant to the provisions of Article L. 228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of Article L. 225-96 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company.
We propose that you decide the issue of a maximum of 150.000 new ordinary shares of an approximate nominal value of 0.12 euro each to which exercise of warrants (BSA) will give rise, that is, a capital increase of an approximate maximum nominal amount of 18,294 euros, without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of Article L. 228-99 of the Commercial Code.
We propose that you decide that the new shares remitted to the subscriber on exercise of the warrant will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation.
We propose that you decide that this authorization is granted for a term of eighteen (18) months starting from the date of this General Shareholders’ Meeting.
We propose that you acknowledge that, such warrants (BSA) shall be issued within a maximum period of eighteen (18) months from the date of the General Meeting in accordance with Article L. 225-138 of the Commercial Code.
Finally we propose that you decide to grant the Board of Directors with all necessary powers to implement this decision under the terms and conditions set by the present resolution and by law, and in particular:
-	to issue and fix the subscription price of the warrants (BSA)

-	determine the beneficiaries amongst the category defined by this resolution,

-	to fix the issue price of the shares to be subscribed upon exercise of the warrants (BSA) in accordance with terms and conditions set by the present resolution, the dates, periods and conditions of subscription and final details of the issue within the limits laid down by this general meeting of shareholders and to allocate the issue premium, as the case may be,

-	to close the subscription period early or extend its date, if required,

-	to gather the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA),

-	to record the number of shares issued on exercise of the warrants (BSA) and carry out any formalities resulting from the corresponding increases in share capital and make the corresponding amendments to the bylaws,

-	to take any action required to ensure the protection of the warrant holder in the event of financial operations relating to the Company, in accordance with the legal and regulatory provisions in force, and generally, to take any action and carry out any formality which is useful in respect of this issue.

Proposed issuances of shares reserved to the Company’s employees (twelfth resolution).
In compliance with the provisions of article L. 225-129-6 of the Commercial Code and of Article L. 443-5 of the Labor Code, we remind you that the shareholders must, for every proposed capital increase in cash submitted to them, be also invited to vote on a contemplated capital increase to be effected pursuant to the provisions of Article L. 443-5 of the Labor Code, i.e. by reserving the said increase to employees having subscribed to and any person authorized to subscribe to a company savings plan, even though the company concerned has not implemented such a plan.
In consideration of the above-mentioned operations, we therefore invite you to vote on a proposed capital increase reserved to employees of the Company (resolution twelve).
This capital increase would imply the cancellation of the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities giving access to the share capital in under the terms and conditions provided by applicable laws and regulations.
In order to comply with this legal provisions, we submit to your approval a draft resolution authorizing the Board of Directors and grant it all powers, for a term not to exceed 26 months in order to increase the share capital of the Company in a maximum nominal amount of 1% of the share capital as of the date of the General Meeting and to set the amount of the subscription price, in accordance with the terms and conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code.
We draw your attention to the fact that the Company does not have a company savings plan. In addition, the Board considers this authorization unnecessary considering the Company’s current situation. Therefore, we suggest to you to vote against such resolution.
Authority to be given in connection with filing, publication, and registration formalities (Thirteenth resolution)
The Thirteenth resolution is the standard resolution, which gives the necessary powers to carry out legal publication and other formalities in relation to the Combined Ordinary and Extraordinary General Meeting.
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With regard to the resolutions to be approved in accordance with the quorum and majority requirements of ordinary general meeting (resolutions one through ten), we recommend that stockholders vote in favor of resolutions one through ten.
With regard to the resolutions to be approved in accordance with the quorum and majority requirements of extraordinary general meetings (resolutions eleven through Thirteen), we recommend that stockholders vote in favor of resolutions eleven, and Thirteen and against resolution twelve.
The Board of Directors